SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

April 21, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

FIDO PICTURE MESSAGING CAPTURES MOMENTS ALL OVER THE WORLD

Picture Messaging combined with international roaming means Fido customers can send a virtual postcard in an instant - right from their handset

Montreal, April 21, 2004 - Fido today announced the launch of Picture Messaging, allowing customers with camera phones to take pictures and instantly send them to other Fido customers with compatible handsets by simply using their Fido phone number. This new service, referred to in the industry as Multimedia Messaging Service (MMS), complements the ability customers have had for the past year and a half to take pictures and send them wirelessly to e-mail addresses worldwide.

"The phenomenon of camera phones and their impact on the way people communicate is really beginning to take shape. We share our experiences through pictures and images, so having the wireless capability to do this is a profound development for consumers," stated Rene Bousquet, Vice-President, Marketing, Microcell Solutions Inc. "Imagine standing at the Eiffel Tower, taking a once-in-a-lifetime picture, adding a personalized text or voice caption, and sending it to your best friend back home. Another great feature of Picture Messaging is that you can forward images to a group of friends so that everyone can see the moment you're capturing."

Initiating the service requires little or no action on the part of the user. Any customer who has an MMS-compatible handset with an embedded camera or attachable camera accessory will be able to send pictures right away. Even without the camera, customers with compatible handsets can receive and forward images.

"Six of the handsets in our current portfolio are MMS-compatible," continued Mr. Bousquet. "Couple that with the extensive list of countries where Fido customers can now use their Picture Messaging service, and we're putting a wonderful experience into the hands of our customers."

Fido's Picture Messaging service is free until June 15, 2004, after which each picture message sent will be billed at $0.25 and messages received will continue to be free of charge. International data roaming charges apply when customers send and receive picture messages while in the U.S. or overseas. Fido offers international roaming in more than 150 countries for voice service and more than 40 countries for Picture Messaging and data services. For a list of handsets that are capable of sending and receiving picture messages, visit www.fido.ca.

About Microcell Solutions Inc.
Microcell Solutions Inc. is a national provider of wireless communications services under the Fido brand name. The Company offers a wide range of wireless voice and high-speed data communications products and services to over 1.2 million customers. Microcell Telecommunications Inc. is the parent company of Microcell Solutions. Microcell Telecommunications has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange under the symbols MT.A and MT.B. For more information, visit www.fido.ca and www.microcell.ca.

Fido is a registered trademark of Microcell Solutions Inc.

For more information:

Claire Fiset
514 992-1368
claire.fiset@microcell.ca

Colin Macrae
604 618-2294
colin.macrae@microcell.ca